Exhibit 3.2

AMENDMENTS TO THE BYLAWS
OF
ISC8 INC.

Section 2 of Article III of the Bylaws of ISC8 Inc. (the “Corporation”) is hereby amended and restated in its entirety to read in full as follows:

“SECTION 2. NUMBER OF DIRECTORS. The Board of Directors shall consist of not less than six (6) nor more than eleven (11). The exact number of directors shall be seven (7) until changed, within the limits specified above, by a By-Law amending this Section, duly adopted by the Board of Directors or by the stockholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Certificate of Incorporation or by an amendment to this Bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting of the stockholders, or the shares not consenting in the case of action by a written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one.”

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 31st day of October, 2013.

/s/ Bill Joll
By: Bill Joll Title: Chief Executive Officer